EXHIBIT 21.1

SUBSIDIARIES OF TROIKA MEDIA GROUP INC.

Name	Jurisdiction
Troika Services, Inc.	New York
Troika-Mission Holdings, Inc.	New York
Mission Culture, LLC	Delaware
Mission Media Holdings, LTD	United Kingdom
Mission Media USA, Inc.	New York
Mission Media, LTD	United Kingdom
Troika Analytics, Inc.	New York
Troika Design Group, Inc.	California
Troika Productions, LLC	California